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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                         OFFICIAL PAYMENTS CORPORATION
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                  676235 10 4
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                                 (CUSIP Number)


                                Mark W. Yonkman
                        Comerica Tower at Detroit Center
                          500 Woodward Avenue, MC 3391
                            Detroit, Michigan 48226
                                 (313) 222-3432
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 30, 2002
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 676235 10 4                                                Page 2 of 4
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
    Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
                    12,000,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    12,000,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,000,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     52.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     HC
--------------------------------------------------------------------------------

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                                                                     Page 3 of 4


ITEM 1. SECURITY AND ISSUER.

         This Statement relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Official Payments Corporation, a Delaware corporation (the "Corporation"). The Corporation's principal executive office is located at Three Landmark Square, Stamford, CT 06901.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) The person filing this amended statement is Comerica Incorporated, a Delaware corporation (the "Reporting Person").

         (b) The address of the Reporting Person's principal business and principal office is Comerica Tower at Detroit Center, 500 Woodward Avenue, MC 3391, Detroit, Michigan 48226.

         (c) The principal business of the Reporting Person is that of a financial holding company.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  N/A

ITEM 4. PURPOSE OF TRANSACTION.

         THIS AMENDMENT TO REPORTING PERSON'S SCHEDULE 13D FILED ON MARCH 29, 2001, IS BEING FILED ON JUNE __, 2002 TO REPORT THE REPORTING PERSON'S EXECUTION OF A STOCKHOLDER'S AGREEMENT DATED MAY 30, 2002 (THE "STOCKHOLDER'S AGREEMENT"), BY AND AMONG TIER TECHNOLOGIES, INC., A DELAWARE CORPORATION ("TIER"), KINGFISH ACQUISITION CORPORATION, A DELAWARE CORPORATION AND WHOLLY OWNED SUBSIDIARY OF TIER ("PURCHASER"), AND EACH OF THE STOCKHOLDERS OF THE COMPANY, INCLUDING THE REPORTING PERSON, SET FORTH ON SCHEDULE A THERETO (EACH, A "STOCKHOLDER" AND, COLLECTIVELY, THE "STOCKHOLDERS"). PURSUANT TO THE AGREEMENT, EACH STOCKHOLDER HAS AGREED TO TENDER SHARES OF COMMON STOCK OF THE CORPORATION OWNED BY THEM IN RESPONSE TO THE TENDER OFFER ANNOUNCED BY TIER AND THE PURCHASER FOR ALL OF THE OUTSTANDING SHARES OF COMMON STOCK OWNED OF THE CORPORATION.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of May 30, 2002, the Corporation had 22,932,876 shares of Common Stock outstanding. The Reporting Person is the beneficial owner of 12,000,000 shares of Common Stock, or 52.3% of the outstanding Common stock.


         (b) Subject to the terms of the Stockholder's Agreement, the Reporting Person has the sole power to vote, or to direct the vote of, 12,000,000 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 12,000,000 shares of Common Stock.


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                                                                     Page 4 of 4



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Person and the Corporation are parties to a Registration Rights Agreement which gives the Reporting Person the right to demand, on four occasions, that the Corporation register any shares of Common Stock that the Reporting Person owns. In addition, under the agreement, if the Corporation proposes to register any of its securities, the Reporting Person is entitled to include its shares in the registration. These rights are contingent upon the Reporting Person retaining a majority of the Registrable Securities, as defined in the Registered Rights Agreement.

         The Reporting Person is a party to the Stockholder's Agreement, pursuant to which the Stockholders named therein (including the Reporting Person) have agreed to tender the shares of common stock of the Corporation owned by them in response to the tender offer announced by Tier and the Purchaser for all of the outstanding shares of common stock owned of the Corporation. As part of the agreement, the stockholders, including, the Reporting Person has granted an irrevocable proxy to Tier to vote the Stockholders' shares in connection with the tender offer. The Stockholder's Agreement will terminate on the earliest to occur of (a) the Effective Time, (b) the date the Agreement and Plan of Merger (the "Merger Agreement") between Tier, the Purchaser and the Corporation is terminated in accordance with its terms, or
(c) September 30, 2002. The Stockholder's Agreement may be earlier terminated by the mutual consent of the Board of Directors of Tier and the Stockholders representing a majority of the shares subject to the Stockholder's Agreement.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Stockholder's Agreement dated May 30, 2002 by and among Tier Technologies, Inc., a Delaware corporation ("Tier"), Kingfish Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Tier, and each of the stockholders of the Corporation, including the Reporting Person, set forth on Schedule A thereto.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: June 7, 2002

                                                 Comerica Incorporated



                                                 By: /s/ Mark W. Yonkman
                                                    ---------------------
                                                 Name:  Mark W. Yonkman
                                                 Title: Senior Vice President




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                                 Exhibit Index

99.1 Stockholder's Agreement dated May 30, 2002, by and among Tier Technologies Inc., Kingfish Acquisition Corporation and the stockholders named therein